Exhibit 99.6
April 8, 2010
The Board of Directors
Tongjitang Chinese Medicines Company
5th Floor, Block B, Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
Gentlemen:
We, Hanmax Investment Limited, a company incorporated in the British Virgin Islands (the “Controlling Shareholder”), which is controlled by Mr. Xiaochun Wang, chairman of the board of directors and chief executive officer of Tongjitang Chinese Medicines Company (the “Company”), and Fosun Industrial Co., Limited, a company incorporated in Hong Kong (the “Strategic Investor”) (collectively, the “Bidding Parties”), currently own, in the aggregate, 86,078,976 ordinary shares and ordinary shares represented by American Depositary Shares, or approximately 82.7% of the outstanding shares of the Company (not including outstanding share options of the Company). The Bidding Parties have carefully reviewed various ways to maximize shareholder value for the Company. We believe that the best way to maximize shareholder value is to make the Company a privately held company. In this regard, we are writing to express our interest in structuring an acquisition of the outstanding shares of the Company not already owned by the Bidding Parties (the “Transaction”). The Transaction will be structured as a merger (the “Merger”) of the Company with a new joint venture (“Newco”) incorporated in the Cayman Islands and owned solely by the Bidding Parties.
Based on current market conditions, we are currently prepared to offer (the “Offer”) to the Company’s shareholders US$1.125 cash, without interest, per ordinary share, or US$4.50 cash, without interest, per American Depositary Share representing such ordinary shares, outstanding at the time of the Transaction (excluding 86,078,976 ordinary shares and ordinary shares represented by American Depositary Shares, owned by the Bidding Parties and assuming that all outstanding share options of the Company will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Merger is completed, an amount in cash equal to the product of (x) the total number of ordinary shares reserved for issuance under the Company’s 2006 Share Incentive Plan times (y) the excess, if any, of the cash per ordinary share payable pursuant to the terms of the Merger over the exercise price per ordinary shares under the Company’s 2006 Share Incentive Plan, less applicable taxes required to be withheld with respect to such payment.
We believe that the Offer is fair to and in the best interest of the Company and its public shareholders. Although this transaction does not represent a change of control, this proposal represents a premium of 19.1% over the closing price of the Company’s American Depositary Shares on the New York Stock Exchange on April 7, 2010 and a premium of 20.9% over the average closing price for its American Depositary Shares since the Company’s last quarterly earnings announcement issued on March 31, 2010. In light of the relatively limited market for the Company’s shares, as evidenced by its current trading volume, we believe that the Offer provides the Company’s public shareholders the opportunity to participate in a premium-priced liquidity event, and that offering liquidity to existing shareholders at a fair and attractive price and subsequent operation as a private company is a significantly better alternative to continued public ownership.

We are ready to move aggressively to complete the Transaction as soon as practicable and to distribute the consideration to shareholders as early as legally permitted. We have already retained special U.S. counsel, obtained the necessary internal approvals to undertake the Transaction and will deploy and commit the necessary resources and time to execute definitive documents with respect to the Transaction as soon as possible. The Controlling Shareholder has obtained a commitment letter for the financing necessary to complete the Transaction, subject only to negotiation and execution of definitive financing documents.
Additional terms of our proposal are as follows:
1.
The Transaction is subject to (a) the negotiation and execution of a definitive merger agreement for the Merger and other related agreements mutually acceptable in form and substance to the Company and us, containing such representations, warranties, covenants, conditions and other terms as are customary for a transaction of this type, (b) the negotiation and execution of definitive documents required to finance the purchase of shares of the Company not already owned by the Bidding Parties and the availability of funds under such financing documents, (c) disclosure documents containing the information required by Rule 13e-3 and Schedule 13E-3 under the U.S. Securities Exchange Act of 1934, as amended, being filed with the U.S. Securities and Exchange Commission (the “SEC”), satisfactory resolution of any SEC comments on such documents and distribution to the Company’s shareholders of the information required by Rule 13e-3 and Schedule 13E-3, (d) the Company’s receipt of an opinion from the Company’s independent financial advisor that the consideration payable pursuant to the Offer and the Merger is fair, from a financial point of view to the Company’s shareholders other than the Bidding Parties, (e) the receipt of any necessary consents from third parties and the making of any necessary foreign or domestic governmental filings, and the expiration of any specified waiting periods thereunder without challenge and (f) the Offer and the Merger being approved by the Company’s shareholders present and voting at a duly called shareholders’ meeting in a manner that fulfills the requirements under Cayman Islands law and the Company’s governing documents for approval of the Transaction.

2.	Any written news releases by the Company or us pertaining to the Transaction shall be reviewed and approved by the Company and us prior to their release, subject to any requirements of law.
3.
Pending the consummation of the Transaction, the Company will conduct its business only in the ordinary course and will seek to preserve business relationships between itself and its subsidiaries on the one hand and its employees, suppliers, creditors, customers and others transaction business with the Company on the other hand.

4.
It is understood that this indication of interest constitutes only a statement of our intentions with respect to the Transaction and the Offer, does not contain all matters upon which agreement must be reached in order for the Transaction and the Offer to be consummated and does not constitute a binding commitment with respect to the Transaction or the Offer. A binding commitment with respect to the Transaction and the Offer will result only from the execution of the definitive agreements, subject to the conditions expressed therein. Notwithstanding the preceding two sentences, this proposal is predicated on the provisions of paragraph 2 and this paragraph 4 being fully binding on the Company and us.

Since certain persons affiliated with the Controlling Shareholder are members of management and serve on the Company’s board of directors, we believe it is prudent and in the best interests of the Company and its shareholders for the Company’s board of directors to form a special committee of independent and disinterested directors to evaluate and respond to the Offer on behalf of the Company’s public shareholders and to make an informed recommendation to the public shareholders with respect to the Offer. The Controlling Shareholder’s representatives on the Company’s board of directors will vote in favor of that delegation of duty. We also encourage the special committee to retain its own legal and financial advisors to assist in its review. We recognize and respect the board of directors’ need to conduct an appropriate process in evaluating the Offer and would therefore appreciate your prompt commencement of that process so that a definitive Offer can be extended to the Company’s shareholders as soon as possible.
In considering the Offer, you should be aware that both of the Bidding Parties are interested only in acquiring the Company’s publicly held shares not already owned by the Bidding Parties, and that we do not intend to sell our respective stakes in the Company.
We look forward to your response to our proposal and to moving forward expeditiously in this Transaction.
Signed by the parties below on April 8, 2010:

/s/ Qiyu Chen	/s/ Xiaochun Wang
For and on behalf of	For and on behalf of
Fosun Industrial Co., Limited	Hanmax Investment Limited